

Mail Stop 3561

November 1, 2016

ExlService Holdings, Inc.
Vishal Chhibbar
Chief Financial Officer
280 Park Avenue, 38th Floor
New York, New York 10017

Re: **EXLService Holdings, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 26, 2016
      File No. 1-33089

Dear Mr. Chhibbar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Segment Information, page F-18

1. We note your operating segments are significant business units that align your products with how you manage your business, approach your key markets and interact with your clients. We also note you merged two of your operating segments into the consulting operating segment and that all other operating segments have been aggregated into the Operations Management reportable segment. Please address the following:

    - Identify each of your operating segments;
    - describe your business units and the markets and industries they address;

- provide us with details about your management structure and how your company is organized;
- tell us the title and describe the role of your Chief Operating Decision Maker ("CODM") and each of the individuals reporting to the CODM;
- identify and describe the role of each of your segment managers;
- tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, and who else attends those meetings;
- describe the information regularly provided to the CODM and how frequently it is prepared;
- explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- describe the basis for determining the compensation for each individual that reports to the CODM;
- compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a - e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted;
- provide us with your historical and projected revenues and gross profit/margin of your operating segments;
- tell us why the company is organized in the manner that it is;
- tell us why you did not provide the disclosures in ASC 280-10-50-21a-b and;
- tell us why you did not provide the disclosures in ASC 280-10-50-38 to 42.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Nancy Saltzman, General Counsel and Chief Compliance Officer